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18004953

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-39706

SEC Mail Processing Received FEB 27 2018 WASH, D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Intercontinental Asset Management Group, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 East Pecan Street, Suite 525
(No. and Street)

San Antonio	Texas	78205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DM

OATH OR AFFIRMATION

I, John L. Kauth III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Intercontinental Asset Management Group, Ltd., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John L. Kauth III

Chief Executive Officer
Title

Notary Public

MARIA A. SLOAN
My Notary ID # 4786618
Expires April 13, 2020

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any Material Inadequacies found to exist or found to have existed since the date of the previous Audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

Report Pursuant to Rule 17a-5(d)

For the Year Ended December 31, 2017

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Partners
Intercontinental Asset Management Group, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intercontinental Asset Management Group, Ltd. (the Partnership) as of December 31, 2017, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The information in Schedule I is the responsibility of the Partnership's management. Our audit procedures include determining whether the information in Schedules I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 13, 2018

We have served as the Partnership's auditor since 2016.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$	2,940
Receivable from broker-dealer		799,766
Other receivables		48,312
	$	851,018

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts payable and accrued expenses	$	87,106
Notes payable		100,000
Total Liabilities		187,106
Partners' capital		663,912
Total Liabilities and Partners' Capital	$	851,018

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Operations
For the Year Ended December 31, 2017

Revenues	
Commissions, trading profits, and fees	$ 2,873,549
Revenue from the sale of Investment Company shares	38,083
Interest income	2,050
	2,913,682
Expenses	
Compensation and benefits	1,849,041
Commissions and floor brokerage	629,411
Occupancy and equipment costs	124,840
Communications	20,709
Promotional cost	23,360
Regulatory fees and expenses	20,099
Other expenses	170,817
Interest expense	5,000
	2,843,277
Income before income tax expense	70,405
Income tax expense-state	14,771
Net income	$ 55,632

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2017

	General Partner	Limited Partners	Total
Balances at December 31, 2016	$ 15,414	$ 592,866	$ 608,280
Net income	2,781	52,851	55,632
Balances at December 31, 2017	$ 18,195	$ 645,717	$ 663,912

The accompanying notes are an integral part of these financial statements.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities	
Net income	$ 55,632
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Increase in receivable from broker-dealer	(57,097)
Increase in other receivables	(21,257)
Decrease in securities owned	20,313
Decrease in accounts payable and accrued expenses	(324,357)
Net cash provided (used) by operating activities	(326,766)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Distributions to partners	-0-
Net cash provided (used) by financing activities	-0-
Net decrease in cash and cash equivalents	(326,766)
Cash and cash equivalents at beginning of year	329,706
Cash and cash equivalents at the end of year	$ 2,940

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 20,000
Income taxes	$ 7,771

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Intercontinental Asset Management Group, Ltd. (the "Partnership") is a Texas limited partnership in which Intercontinental Asset Management Corporation (the "Company") is the general partner and has a 5% interest. The two shareholders of the Company are the limited partners and have 66.5% and 28.5% interests in the Partnership, respectively. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated in proportion to the partnership percentages of the partners. The general partner will determine the aggregate amounts and the times any distributions will be made. The limited partners are not personally liable for any obligations of the Partnership. Offices of the Partnership are located in San Antonio, Texas.

The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership operates under SEC Rule 15c3-3(k)(2)(ii). The Partnership is engaged in the buying and selling of listed and over-the-counter stocks, retailing of mutual funds, buying and selling corporate, municipal, and government debt instruments, as well as options and futures. The Partnership's business is conducted with customers located worldwide.

The Partnership operates under a clearing agreement with Pershing LLC ("Pershing"), a Bank of New York Securities Group company, whereby Pershing clears transactions for the customers of the Partnership and carries the accounts of such customers on a fully-disclosed basis. The Partnership does not hold customer cash or securities in connection with such transactions.

Security transactions (and related commission revenue and expense) and revenue from the sale of investment company shares are recorded on a trade date basis.

Securities readily marketable are carried at market value and securities not readily marketable are carried at fair value as determined by management of the company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from broker-dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

For purposes of reporting cash flows, the Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 1 - Summary of Significant Accounting Policies, continued

The Partnership's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Partnership uses various methods including market, income and cost approaches. Based on these approaches, the Partnership often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Partnership is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and Federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2017, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2 and 3 categories in the fair value measurement hierarchy for the year ended December 31, 2017.

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Notes to Financial Statements
December 31, 2017

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Partnership has net capital of approximately $615,167 and net capital requirements of $250,000. The Partnership's ratio of aggregated indebtedness to net capital was .30 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the Partnership's general partner. Periodic distributions approved by the Partnership's general partner are made to enable partners to pay federal income taxes on partnership profits, among other purposes.

Note 3 - Pension Plans

The Partnership has a SEP IRA plan covering substantially all employees. The Partnership may contribute amounts as determined by the general partner. The Partnership has accrued $39,611 as a contribution to the plan for the year ended December 31, 2017.

Note 4 - Related Party Transactions

The Partnership is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous. The Partnership, the Company, and other entities that are under common ownership share office space, certain employees, and fixed assets. Officers' salaries and other overhead expenses of approximately $290,000 for the year ended December 31, 2017 were allocated by an affiliate under common ownership to the Partnership.

The Partnership has unsecured notes payable to partners for $100,000 at 5%. The notes, including principal and accrued but unpaid interest shall be due and payable on or before November 26, 2018. Interest only on the unpaid principal balance of the Notes shall be due and payable as of November 25, 2017, and annually thereafter, until all amounts owed are paid in full. During the year ending December 31, 2017, the Partnership paid $5,000 in interest to related parties.

The Partnership serves as a conduit for fee payments from Pershing to an affiliated investment advisor. Funds are received from Pershing and remitted to the affiliate monthly. For the year ended December 31, 2017, the Partnership received, and subsequently remitted $6,731,330.

Note 5 - Concentration Risk

At December 31, 2017, and at various other times throughout 2017, the Partnership had cash balances in excess of federally insured limits.

Note 6 - Commitments and Contingencies

Included in the Partnership's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Partnership's customers fail to settle security transactions. In the event this occurs, the Partnership will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2017, management of the Partnership had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2017

Schedule I

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$ 663,912
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	663,912
Deductions and/or charges	
Non-allowable assets:	
Other receivables	(48,312)
Net capital before haircuts on securities positions	615,600
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1-(f))	(433)
Net capital	$ 615,167

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 87,106
Notes payable	100,000
Total aggregate indebtedness	$ 187,106

Schedule I (continued)

INTERCONTINENTAL ASSET MANAGEMENT GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 12,474
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$ 365,167
Ratio: Aggregate indebtedness to net capital	.30 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Review Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended December 31, 2017

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Partners
Intercontinental Asset Management Group, Ltd.

We have reviewed management's statements, included in the accompanying Intercontinental Asset Management Group, Ltd.'s Exemption Report, in which (1) Intercontinental Asset Management Group, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Intercontinental Asset Management Group, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2) (the exemption provisions) and (2) Intercontinental Asset Management Group, Ltd. stated that Intercontinental Asset Management Group, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Intercontinental Asset Management Group, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intercontinental Asset Management Group, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 13, 2018

INTERCONTINENTAL

Intercontinental Asset Management Group Ltd.
Exemption Report

Intercontinental Asset Management Group Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

(1) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

____

Intercontinental Asset Management Group Ltd.

I, _John Kauth_______, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: John Kauth

Title: Chief Executive Officer

January 15, 2018

P: (210) 271.7947 (800) 292.0898 F: (210) 271.0309
WWW.INTERCONTL.COM

112 EAST PECAN STREET, SUITE 525
SAN ANTONIO, TEXAS 78205